October 2012: Third Quarter Review

Central Banks Promise More Liquidity

Promises by both the Federal Reserve and the European Central Bank to provide additional monetary stimulus boosted stock prices in the third quarter. The S&P 500 Index gained 5.8% for the quarter, bringing its year-to-date price gain to 14.6%. Both the value and blend styles edged out growth across the size spectrum as large-cap value and large-cap blend each returned 5.8% for the quarter. In early August ECB President Mario Draghi vowed to do whatever it took to keep the Euro zone from collapsing. Later that month at the Fed's annual Jackson Hole economic summit, Fed Chairman Bernanke declared that the Fed would take whatever strong steps were needed to increase the pace of the nation's sluggish recovery. As the market rally strengthened from its onset at the beginning of the quarter, we expanded our equity holdings; but the Performance Fund lagged its benchmark year-to-date as a result of our higher than normal level of cash in the first half of the year.


Quantitative  Easing  -  Round  3;  Gold  Surges

Bullish sentiment was fueled mid-September by the Federal Reserve's announcement on additional quantitative easing. The Federal Open Market Committee said the Fed would buy $40 billion a month of mortgage-backed securities. If the employment rate fails to show improvement, the FOMC said it might buy even more. The FOMC also extended its near-zero interest rate policy into 2015. The group said it would also continue its campaign of selling short-term debt and buying long-term debt to flatten the yield curve and encourage investors to take on more investing risk instead of leaving their assets heavily invested in money market funds. Gold naturally reacted to the Fed's moves with a robust gain of about 13% for the quarter, as all this extra liquidity is expected to result in higher levels of inflation down the road.

Key  Issues  still  Confront  the  Market

Despite the promises of the world's two largest central banks, key questions continue to hang over the markets. First, when will Congress take action to prevent the U.S. from plunging over the fiscal cliff of year-end tax hikes and spending cuts that threaten to drive the U.S. back into a recession? Most investors expect some sort of a compromise, but not until after the election. Second, when will Europe solve its fiscal problems? Investors have heard the promises, but now they want to see policy makers take some concrete steps. Third, how quickly will all this extra central bank liquidity boost economic growth? Second quarter GDP growth in the U.S. was revised lower to 1.3%, and many economic indicators continued to show slowing growth throughout the third quarter. As a result, businesses have started to retrench in recent months as they reduce inventory levels and capital expenditures. Given these circumstances, the market may find itself stuck between the positive effect of increasing liquidity and the negative impact of disappointing corporate profits. Should slower corporate profits cause a renewed decline in the market, we would likely retreat to higher levels of cash in anticipation of the current uptrend coming to an end.




MARKET  SECTOR  PRICE  CHANGES



                            % 3 Months             %YTD

S&P 500 Index                 5.8%                14.6%
Russell Large Index           5.8%                14.5%
Russell Mid Index             5.1%                12.6%
Russell Small Index           4.9%                13.0%
Russell 3000 Index            5.7%                14.4%




Last  3  Months  and  YEAR-TO-DATE



VALUE          BLEND         GROWTH
5.8%            5.8%            5.7%      LARGE
13.6%          14.5%           15.4%
5.2%            5.1%            5.1%      MEDIUM
12.1%          12.6%           13.0%
5.1%            4.9%            4.7%      SMALL
12.6%          13.0%           13.5%




ECONOMIC  SECTOR  ALLOCATION



Sector                                Fund        S&P 500
Consumer Discretion                    17%            11%
Consumer Staple                         2%            11%
Energy                                  6%            11%

Financial                              12%            15%
Health Care                            14%            12%
Industrials                             4%            10%

Information Tech                       19%            20%
Materials                               5%             4%
Telecommunications                      0%             3%

Utilities                               0%             3%
Sector-Specific ETFs                    3%            N/A
Cash                                   14%            N/A
Other                                   4%            N/A



STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
7%           9%        51%        LARGE

3%           3%        17%        MEDIUM

5%           0%         5%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                           % of Fund
Edwards Lifesciences Corp       3.1%
Sherwin Williams Company        2.8%
Watson Pharmaceuticals Inc      2.6%
Wells Fargo & Company           2.3%
Walt Disney Co                  2.3%



TOP  FIVE  STOCK  HOLDINGS



                          % of Fund
Google Inc                     4.2%
Transdigm Group Inc            3.2%
Texas Capital Bancshares       3.1%
Edwards Lifesciences Corp      3.1%
Biogen Idec Inc                2.8%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.